                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                SCHEDULE 13E-3/A

                                Amendment No. 4

                        Rule 13e-3 TRANSACTION STATEMENT
       (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

                                 Uni-Marts Inc.
    -------------------------------------------------------------------------
                              (Name of the Issuer)


               Uni-Marts Inc., Green Valley Acquisition Co., LLC,
           Henry D. Sahakian, Daniel D. Sahakian, Ara M. Kervandjian,
                          Raj Vakharia, Paul Levinsohn
          HFL Corporation, Tri-Color Holdings, LLC, KOTA Holdings LLC,
                        and KOTA Management Co., L.L.C.
    -------------------------------------------------------------------------
                      (Name of Person(s) Filing Statement)

                     Common Stock, $0.10 par value per share
    -------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    904571304
    -------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

------------------------------------------------ ----------------------------------------------------------------
         Uni-Marts Inc.                   Green Valley Acquisition Co., LLC                  KOTA Holdings LLC
     477 East Beaver Avenue             Henry D. Sahakian, Daniel D. Sahakian           KOTA Management Co., L.L.C.
  State College, PA 16801-5690                  and Ara M. Kervandjian                       Raj Vakharia and
    Attn: Stephen B. Krumholz                       HFL Corporation                           Paul Levinsohn
                                              Tri-Color Holdings, LLC                         51 Midwood Way
                                               477 East Beaver Avenue                       Colonia, N.J. 07607
                                            State College, PA 16801-5690                    Attn: Raj Vakharia
                                               Attn: Henry D. Sahakian
------------------------------------------------ ----------------------------------------------------------------



   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

                                   Copies to:

                      Saul Ewing LLP                                        McCausland, Keen & Buckman
                    Centre Square West                                       Radnor Court, Suite 160
              1500 Market Street, 38th Floor                              259 North Radnor-Chester Road
                Philadelphia, PA 19102-2186                                   Randor, PA 19807-5240
                Attn: David S. Antzis, Esq.                                Attn: Robert H. Young, Esq.

        This statement is filed in connection with (check the appropriate box):

a.      [X]     The filing of solicitation materials or an information
                statement subject to Regulation 14A [17 CFR 240.14a-1 to
                240.14b-1]. Regulation 14C [17 CFR 240.14c-1 to 240.14c-101] or
                Rule 13e-3(c) [ss.240.13e-3(c)] under the Securities Exchange
                Act of 1934.

b.      [ ]     The filing of a registration statement under the Securities
                Act of 1933.

c.      [ ]     A tender offer.

d.      [ ]     None of the above.


Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]



Check the following box if the filing is a final amendment reporting the results of the transaction: [X]


                            Calculation of Filing Fee

         Transaction valuation*                                        Amount of filing fee
         ---------------------                                         --------------------
             $9,265,320.75                                                   $1,173.92



* This calculation is based on 0.00012670 multiplied by the transaction valuation above. For purposes of calculation of this fee only, the transaction valuation is based on the aggregate number of securities to which the transaction applies multiplied by the per unit price or other underlying value of the transaction. The aggregate number of securities to which the transaction applies is based on (i) 3,925,850 shares of Uni-Marts' common stock outstanding and owned by stockholders who will not have an interest in Green Valley Acquisition Co., LLC after consummation of the transaction; and (ii) outstanding stock options to purchase an aggregate of 923,833 shares of Uni-Marts' common stock which will be cashed out in the transaction. The per unit price of (i) each outstanding share of common stock owned by stockholders is $2.25, and
        (ii) each outstanding stock option to purchase shares of Uni-Marts' common stock with a per share exercise price less than $2.25 will be converted into the right to receive a cash payment equal to (a) the difference between $2.25 and the per share exercise price for the shares of common stock subject to such stock option, multiplied by (b) the number of shares of common stock underlying each such stock option. Stock options with an exercise price equal to or greater than $2.25 will not receive any consideration in the transaction.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:    $1,173.92
Form or Registration No.:  SCHEDULE 14A - PRELIMINARY PROXY STATEMENT

Filing Party:     Uni-Marts Inc.

Date Filed:       March 25, 2004


This Amendment No. 4 to the Rule 13e-3 Transaction Statement on Schedule 13E-3 (as amended, the "Schedule 13E-3"), is being filed in connection with the merger of Uni-Marts Inc. with and into Green Valley Acquisition Co., LLC (the "Merger"), effective as of June 30, 2004, following the approval of the Merger Agreement between Uni-Marts and Green Valley and the transactions contemplated by the Merger Agreement by the stockholders of Uni-Marts at a Special Meeting of Stockholders held on June 29, 2004.



As a result of the Merger, (i) Uni-Marts has been merged with and into Green Valley, (ii) each issued and outstanding share of Uni-Marts' common stock has been cancelled and converted automatically into the right to receive $2.25 in cash per share, and (iii) Uni-Marts has ceased to exist.



This Amendment No. 4 to the Schedule 13E-3 is being filed with the Securities and Exchange Commission as the final amendment to the Schedule 13E-3 to report the results of the transaction contemplated by the Merger Agreement. A Form 15 is being filed contemporaneously with this Amendment No. 4 to terminate the registration of Uni-Marts' common stock under the Securities Exchange Act of 1934, as amended, and the American Stock Exchange has terminated the listing of Uni-Marts' common stock.

                                    SIGNATURE


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                             Green Valley Acquisition Co., LLC
                             as successor to Uni-Marts Inc.

June 30, 2004                By:    /s/ Paul Levinsohn
                                    --------------------------------------
                                    Name: Paul Levinsohn
                                    Title: Manager


                             Green Valley Acquisition Co., LLC

June 30, 2004                By:    /s/ Paul Levinsohn
                                    --------------------------------------
                                    Name: Paul Levinsohn
                                    Title: Manager


                             HFL Corporation

June 30, 2004                By:    /s/ Daniel D. Sahakian
                                    --------------------------------------
                                    Name: Daniel D. Sahakian
                                    Title: President


                             Tri-Color Holdings, LLC

June 30, 2004                By:    /s/ Ara M. Kervandjian
                                    --------------------------------------
                                    Name: Ara M. Kervandjian
                                    Title: Manager


                             KOTA Holdings LLC

June 30, 2004                By: KOTA Management Co., L.L.C., Manager

                                 By:    /s/ Paul Levinsohn
                                    --------------------------------------
                                    Name: Paul Levinsohn
                                    Title: Manager


                             KOTA Management Co., L.L.C.

June 30, 2004                By:    /s/ Paul Levinsohn
                                    --------------------------------------
                                    Name: Paul Levinsohn
                                    Title: Manager


June 30, 2004                       /s/ Henry D. Sahakian
                                    --------------------------------------
                                    Name: Henry D. Sahakian

June 30, 2004                       /s/ Daniel D. Sahakian
                                    --------------------------------------
                                    Name: Daniel D. Sahakian

June 30, 2004                       /s/ Ara M. Kervandjian
                                    --------------------------------------
                                    Name: Ara M. Kervandjian

June 30, 2004                       /s/ Raj Vakharia
                                    --------------------------------------
                                    Name: Raj Vakharia

June 30, 2004                       /s/ Paul Levinsohn
                                    --------------------------------------
                                    Name: Paul Levinsohn




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